[Reference Translation]

January 10, 2017

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Kenta Kon, General Manager,
Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning the Status of the Repurchase of Shares of our Common Stock

(Repurchase of Shares under our Articles of Incorporation pursuant to Article 165, Paragraph 2 of the

Companies Act of Japan)

We hereby inform you of the repurchase of shares (Repurchase of shares in order to return capital to shareholders and to promote capital efficiency and agile capital policy in view of the business environment) conducted in December pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act, concerning which repurchase notification was given on November 8, 2016, as follows:

1. Class of shares repurchased:	Common stock of Toyota Motor Corporation (“TMC”)

2. Total number of shares repurchased:	14,169,700 shares

3. Total purchase price:	98,598,683,700 JPY

4. Method of acquisition:	Purchase in the market through a trust bank

5. Period of repurchase:	From December 1, 2016 to December 22, 2016

(Reference)

I.

Repurchase of shares resolved at a meeting of the board of directors held on November 8, 2016 (Repurchase of shares in order to return capital to shareholders and to promote capital efficiency and agile capital policy in view of the business environment)

1.	Method of repurchase

Purchase in the market through a trust bank

2.	Details of matters relating to repurchase

	(1) Class of shares to be repurchased	Common shares of TMC

	(2) Total number of shares to be repurchased	40 million shares (maximum)

	(3) Total purchase price for repurchase of shares	200 billion JPY (maximum)

	(4) Period of repurchase	From November 15, 2016 to February 14, 2017

II.	Total number of shares of our common stock repurchased pursuant to the above resolution of the board of directors (as of December 31, 2016)

	(1) Total number of shares repurchased:	15,101,800 shares

	(2) Total purchase price for repurchased shares:	104,798,211,400 JPY